

Corrected
August 22, 2011

VIA E-mail
Mr. Stewart Gray MacDonald, Jr.
Chief Executive Officer
Mac-Gray Corporation
404 Wyman Street, Suite 400
Waltham, MA 02451-1212

> **Re: Mac-Gray Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-13495**

Dear Mr. MacDonald, Jr.:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and provide the requested information and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Income from Continuing Operations, net, pages 23 and 28

1. We note your presentation of diluted earnings per share from continuing operations, net as adjusted. Please reconcile this non-GAAP per share performance measure to GAAP earnings per share. Refer to Question 102.05 of the CD&I on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosure.

Goodwill and intangible assets, pages 34 and F-8

2. Tell us what your reporting units are and disclose how you identified them.

Fair Value Measurements, page F-16

3. We note on page 33 your basis for estimating "cash not yet collected at period end that remains at laundry facilities management locations," which is significant in relation to the carrying amount of your total cash and cash equivalents. Since it appears that your fair value measurement of estimated cash is based on significant unobservable inputs (Level 3), please disclose the information required under paragraph 50-2 of ASC 820-10. Please provide us your proposed disclosure.

Definitive Proxy Statement Incorporated by Reference Into Part III

Corporate Governance, page 7

Policies Governing Director Nominations, page 9

4. Clarify whether the Governance and Nominating Committee considers diversity in selecting board candidates and whether it has a formal policy in considering diversity. See Item 407(c)(vi) of Regulation S-K.

5. Describe the Board's current leadership structure and how the separation of chief executive officer and chairman of the board is the appropriate division of management and leadership responsibilities for the Company. See Item 407(h) of Regulation S-K.

Compensation Discussion And Analysis, page 14

Long-Term Incentive Compensation, page 18

6. We note that beginning with the RSU grant for fiscal 2009, the Equity Plan includes the possibility of achieving an excess award "if the financial objective for a fiscal year is achieved at or greater than the 100% level." Clarify the maximum excess award that can be granted, so the actual amount awarded, if any, will be easily understood.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director